Exhibit 99.1

Primech AI Secures Landmark Lease Agreement for Hytron
Autonomous Cleaning Robots in Singapore’s Army Camp

SINGAPORE – November 17 – Primech AI Pte. Ltd. (“Primech AI”), a leader in AI-powered cleaning and facility management robotics, today announced the successful signing of a lease agreement to deploy its Hytron autonomous bathroom cleaning robots in one of Singapore’s army camps.

This milestone marks a significant step forward in Primech AI’s mission to modernize and transform large-scale facility management through automation and advanced robotics. The deployment underscores the trust and confidence placed in Primech AI’s flagship Hytron, an AI-powered autonomous bathroom cleaning robot designed specifically to enhance hygiene, reduce manpower dependency, and support sustainability initiatives in high-demand environments.

“This agreement is a strong validation of Hytron’s effectiveness in tackling large-scale, high-traffic environments such as army camps,” said Charles Ng Chew Poh, Chief Operating Officer of Primech AI. “Our technology is not only improving cleaning efficiency but also supporting national sustainability and manpower optimization goals. We are proud to play a role in enhancing operational standards in such mission-critical facilities.”

The lease arrangement includes full-service support from Primech AI, covering delivery, training, maintenance, and warranty-backed assistance to ensure smooth deployment and seamless daily operations.

This deployment represents a new growth avenue for Primech AI in public sector and institutional facilities, further expanding the company’s presence beyond commercial and educational environments. By securing this agreement, Primech AI strengthens its position as a trusted partner in Singapore’s push towards smart, sustainable, and automated facility management solutions.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg
Distributors: distributors@primech.com.sg
General Enquiries - directenquiries@primech.com.sg

Partnership-related Matter: partnerships@primech.com.sg